Exhibit 99.2

Dear Team,

Thank you for your attendance and your thoughtful questions at the all-staff meeting on Monday.  Please find attached the latest Kite-Gilead Q&A document to clarify the treatment of equity and payment of 2017 bonuses, which is expected to be paid in the ordinary course following year end.

To summarize, unvested options and unvested RSUs will convert to Gilead options and RSUs, which will have the same terms and vesting conditions as your original awards.  Vested and unexercised options will be cancelled and converted into a cash payment equal to the difference between $180 and the exercise price of your option, reduced by any applicable withholding taxes.

We now have an Integration Team in place, led by Cindy Butitta and Helen Kim. Through this team, we will have periodic updates to you as we proceed through the process. Please don’t hesitate to send me any of your questions. If one person has a question, there is the very real possibility that many others will have the same question too. We will compile those questions and work to provide answers in our planned updates.

Thanks -
Christine

Christine Cassiano
SVP, Corporate Communications & Investor Relations
Kite Pharma